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The Pittston Company and Subsidiaries
COMPUTATION OF EARNINGS PER SHARE


(In thousands, except per share amounts)
                                                                   EXHIBIT 11
Fully Diluted Earnings Per Share (a):
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

                                                      Years Ended December 31
                                                      1994      1993     1992
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
PITTSTON SERVICES GROUP
Net income                                         $   79,845    47,126   27,277
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Average common shares outstanding                      37,784    36,907   37,081
Incremental shares of stock options                       464       411      129
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Pro forma shares outstanding                           38,248    37,318   37,210
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Net income                                           $   2.09      1.26     0.73
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PITTSTON MINERALS GROUP
Net income (loss)                                    $(52,948)  (32,980)  21,810
Preferred stock dividends                              (3,998)        -        -
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Net income (loss) attributable
  to common shares                                   $(56,946)  (32,980)  21,810
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Average common shares outstanding                       7,594     7,381    7,416
Incremental shares of stock options (b)                     -         -       26
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Pro forma shares outstanding                            7,594     7,381    7,442
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Net income (loss) attributable to
  common shares                                     $  (7.50)     (4.47)    2.93

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(a) On July 26,  1993, the outstanding  shares of The Pittston Company's  common stock were redesignated as Pittston Services Group common stock on a share-for-share basis and a second class of stock, designated as Pittston Minerals Group
common stock ("Minerals  Stock") was  distributed   on a  basis  of one-fifth of
one share of Minerals Stock for each share of The Pittston Company's common stock. Accordingly, all common share, stock options and per share data prior to the redesignation has been restated to reflect the new equity structure of The Pittston Company.


(b) For 1994 and 1993, the effect of stock options are excluded from the computations because they are antidilutive, whereby their inclusion results in a lower loss per common share. In addition, in 1994 the preferred stock conversion is also excluded since it is antidilutive.

PRIMARY  EARNINGS  PER SHARE

Primary earnings per share can be computed from the information on the face of the Consolidated Statements of Operations.



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